



14041188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2013__ AND ENDING __December 31, 2013__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMS Financial Services, LLC *dba*
NMS Capital Advisers LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__433 North Camden Drive, 4th Floor__
                                                 (No. and Street)

__Beverly Hills,__   __California__   __90210__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__SS&G, Inc.__
                            (Name – if individual, state last, first, middle name)

__225 W. Illinois Street,__   __Chicago,__   __Illinois__   __60654__
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 10 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Richard Tabizon__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __NMS Financial Services, LLC__ _____, as of __December 31__ _____, 20__13__ ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NMS Financial Services, LLC

TABLE OF CONTENTS



Chicago Office

225 West Illinois Street

Chicago, IL 60654

312-863-2300

fax 312-863-2301

www.SSandG.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
NMS Financial Services, LLC
Beverly Hills, California

Report on the Financial Statements
We have audited the accompanying financial statements of NMS Financial Services, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Providing the services that bring solutions

Member of the AICPA
Registered with the PCAOB
Founding member of LEA Global

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMS Financial Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplementary Information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the Supplementary Information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

SS&G, Inc.

February 26, 2014

NMS FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2013
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 83,388
Accounts receivable, net of allowance of $2,315	4,352
Marketable securities, at fair value	1,600
TOTAL CURRENT ASSETS	$ 89,340
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and other liabilities	$ 5,073
Amount due to clearing broker	49,483
TOTAL CURRENT LIABILITIES	54,556
MEMBER'S EQUITY	34,784
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 89,340

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2013
REVENUES	
Commissions	$ 18,966
Fee income	20,000
Miscellaneous income	6,310
TOTAL REVENUES	45,276
OPERATING EXPENSES	
Consulting fees	730
Trading fees	43,225
Commissions and brokerage fees	7,883
Professional fees	12,745
Regulatory and membership fees	24,933
Bad debt expense	2,315
General and administrative	11,053
TOTAL OPERATING EXPENSES	102,884
OPERATING LOSS	(57,608)
OTHER LOSS	
Unrealized loss on investment	(4,000)
NET LOSS	$ (61,608)

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

BALANCE – January 1, 2013	$ -
Additions (Deductions)	-
BALANCE – December 31, 2013	$ -

NMS FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

BALANCE – January 1, 2013	$ 31,392
Member's contributions	65,000
Net loss	(61,608)
BALANCE – December 31, 2013	$ 34,784

NMS FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (61,608)
Adjustments to reconcile net loss to net cash used by operating activities:	
Unrealized loss on investments	4,000
Bad debt expense	2,315
(Increase) decrease in:	
Accounts receivable	18,448
Increase (decrease) in:	
Current liabilities	16,561
NET CASH USED BY OPERATING ACTIVITIES	(20,284)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	65,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	65,000
NET INCREASE IN CASH	44,716
CASH AND CASH EQUIVALENTS – beginning of year	38,672
CASH AND CASH EQUIVALENTS – end of year	$ 83,388

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A – Organization and nature of business

NMS Financial Services, LLC (the Company), is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the State of Nevada. The Company is a wholly-owned subsidiary of NMS FIN Holdings, LLC. The Company will be changing its name to NMS Capital Advisors, LLC effective March 1, 2014.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses.

NMS FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE B – Summary of significant accounting policies, continued

Income taxes

The Company was formed as a limited liability company. As such, the Company's income or loss and credits and deductions are passed through to its member and reported on the member's income tax return. The Company is not required to file a tax return in the federal or Nevada jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2010.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 26, 2014, which is the date that the financial statements were available to be issued.

NOTE C – Fair value measurements

The Company follows the provisions of ASC 820, *Fair Value Measurements*. This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2013 include trading investments. The Company determines the fair values of the trading securities using quoted market prices.

NMS FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE C – Fair value measurements, continued

All of the Company's investments are Level 1.

In accordance with ASC 820, the following tables represent the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

| | Fair Value Measurements as of December 31, 2013 | | | |
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities	$ 1,600	$ 1,600	$ -	$ -

NOTE D – Related party transactions and concentration risk

The Company earned and received $20,000 during the year ended December 31, 2013 for consulting services performed for an affiliated entity. This amount is included in fee income and represents 44% of total revenues for the year ended December 31, 2013. The Company does not have an office expense sharing agreement with the affiliated entity it shares office space with. Therefore, there is no office rent or certain other general and administrative expenses reported in the Statement of Operations. Due to the fact that these entities are under common control, the existence of this relationship could result in operating results or financial position that are significantly different from those that would have been obtained if the entities were autonomous.

NOTE E – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2013 was $5,000. At December 31, 2013, the Company's net capital was $30,192 and exceeded the minimum net capital requirement by $25,192. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 1.81 to 1.

NOTE F – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

SUPPLEMENTARY INFORMATION

NMS FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

	DECEMBER 31, 2013
Total Member's Equity from Statement of Financial Condition	$ 34,784
Non-allowable assets:	
Accounts receivable	4,352
Total non-allowable assets	4,352
Net capital before haircuts on securities	30,432
Haircuts on securities pursuant to Rule 15c3-1	240
Net capital	30,192
Net capital requirement (6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 25,192
Total aggregate indebtedness	$ 54,556
Percentage of aggregate indebtedness to net capital	1.81 to 1

Reconciliation with Company's computation of Net Capital (included in Part II A of Form X-17A-5 as of December 31, 2013)

	DECEMBER 31, 2013
Net capital, as reported in Company's Part II A Focus Report	$ 31,592
Adjustments:	
Increase in payables	(1,400)
Net capital, per December 31, 2013 audit report	$ 30,192

NMS FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part II A of Form X-17A-5 as of December 31, 2013)

	DECEMBER 31, 2013
Total Aggregate Indebtedness, as reported in Company's Part II A Focus Report	$ 53,156
Adjustments:	
Increase in payables	1,400
Total Aggregate Indebtedness, per December 31, 2013 audit report	$ 54,556

NMS FINANCIAL SERVICES, LLC

STATEMENT REGARDING RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule for the year ending December 31, 2013.

SUPPLEMENTARY REPORT



Chicago Office

225 West Illinois Street

Chicago, IL 60654

312-863-2300

fax 312-863-2301

www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Board of Directors
NMS Financial Services, LLC
Beverly Hills, California

In planning and performing our audit of the financial statements of NMS Financial Services, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

**Providing the
services that
bring solutions**

Member of the AICPA

Registered with the PCAOB

Founding member of LEA Global

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authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS & G, Inc.

February 26, 2014

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